Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Pacific Metals Corp. (the "Company")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

May 28, 2020

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on May 28, 2020 through Globe Newswire and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

On May 28, 2020, the Company announced the appointment of Dr. Mark Cruise to its board of directors, effective immediately.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Gordon Neal
President
Phone: (604) 633-1368
info@newpacificmetals.com
www.newpacificmetals.com

Item 9.	Date of Report

May 28, 2020

Schedule "A"

(attached)

NEWS RELEASE

Trading Symbol:    TSX‐V: NUAG

OTCQX: NUPMF

NEW PACIFIC AP POINTS DR. MARK CRUISE TO BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA – May 28, 2020 – New Pacific Metals Corp. (TSX‐V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to an nounce the appointment of Dr. Mark Cruise to its board of directors, effective immediately. Dr. Cruise assumed the CEO position on April 27, 2020 afer serving as the COO of the Company.

Jack Austi n, Chair of the Board stated, “We are very excited to welcome Mark to our Board of Directors. The breadth and depth of his experience in the mining sector are an ideal fit for New Pacific’s current stage of development. We look forward to working with Mark to advance the Silver Sand Project and build value for our shareholders.”

Previously, Dr. Cruise was the founder and Chief Executive Officer of Trevali Mining Corporation (TSX: TV) (“Trevali”). Under his leadership, Trevali grew from an initial discovery to a top‐ten global zinc producer with operations in Peru, Canada, Burkina Faso and Namibia. Prior to Trevali, Dr. Cruise held multiple positions in Europe and North America with Anglo American plc as a poly‐metallic commodity specialist. He has previously served as the Vice President, Business Developm ent and Vice President, Exploration of Cardero Resources Corp. A Canadian citizen, Dr. Cruise holds a Doctorate and Bachelor de grees in Geology from the University of Dublin, Trinity College and is a professional me mber of the Institute of Geologists of Ireland and the European Federation of Geologists.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosí Department of Bolivia, and the Tagish Lake Gold Project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal
President

Phone: (604) 633‐1368

Fax: (604) 669‐9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward‐looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, usi ng words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID‐19; development of the Company's projects; fluctuating equity, bond and commodity prices; loss of key personnel; dependence on management and others. This list is not exhaustive of the factors that may affect any of the Company's forward‐looking statements or information. Forward‐ looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended June 30, 2019 under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐looking statements or information.

The Company's forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.